Exhibit 99.(h)(10)(M)

August 22, 2018

American Beacon Funds (the “Trust”)
220 East Las Colinas Blvd., Suite 1200
Irving, TX 75039

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the funds listed in Attachment A to this letter (the “Funds”), it will waive its management fee and/or reimburse expenses of the Fund, to the extent necessary so that expenses of the Fund, exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, do not exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust.   For a period of up to three years following AmBeacon’s contractual fee waiver or reimbursement, AmBeacon may be reimbursed by a Fund if reimbursement does not cause the expenses of the Fund exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, to exceed the annual rates listed on Attachment A.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.

By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	Senior Vice President

Agreed and Accepted on behalf of the Trust

By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of each Fund.

Attachment A

American Beacon Funds – Fiscal Year End: June 30

		Annual
		Expense %
Fund	Class	Limit (Cap)	Expiration
Alpha Quant Core	Instl	0.69	10/28/2019
Alpha Quant Core	Y	0.79	10/28/2019
Alpha Quant Core	Investor	1.07	10/28/2019
Alpha Quant Dividend	Instl	0.69	10/28/2019
Alpha Quant Dividend	Y	0.79	10/28/2019
Alpha Quant Dividend	Investor	1.07	10/28/2019
Alpha Quant Quality	Instl	0.69	10/28/2019
Alpha Quant Quality	Y'	0.79	10/28/2019
Alpha Quant Quality	Investor	1.07	10/28/2019
Alpha Quant Value	Instl	0.69	10/28/2019
Alpha Quant Value	Y	0.79	10/28/2019
Alpha Quant Value	Investor	1.07	10/28/2019
ARK Transformational Innovation	Instl	0.99	10/28/2019
ARK Transformational Innovation	Y	1.09	10/28/2019
ARK Transformational Innovation	Investor	1.37	10/28/2019
TwentyFour Strategic Income	Instl	0.72	10/28/2019
TwentyFour Strategic Income	Y	0.82	10/28/2019
TwentyFour Strategic Income	Investor	1.09	10/28/2019
TwentyFour Strategic Income	Ultra	0.67	10/28/2019
Shapiro Equity Opportunities	Instl	0.79	10/28/2019
Shapiro Equity Opportunities	Y	0.89	10/28/2019
Shapiro Equity Opportunities	Investor	1.17	10/28/2019
Shapiro SMID Cap Equity	Instl	0.89	10/28/2019
Shapiro SMID Cap Equity	Y	0.99	10/28/2019
Shapiro SMID Cap Equity	Investor	1.27	10/28/2019